April 9, 2014	News Release 14–08

SILVER STANDARD PROVIDES FIRST QUARTER 2014 OPERATIONAL RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its first quarter 2014 operational update for the Pirquitas mine in Jujuy, Argentina.

First Quarter 2014 Operating Highlights:

▪	Reaffirmed production guidance: Produced 1.9 million ounces of silver and 8.8 million pounds of zinc, on track to meet production guidance for the year.

▪	Delivered consistent mine production: Mined 4.2 million tonnes of material during the first quarter, in line with budget expectations.

▪
Achieved steady mill throughput: Milled 4,514 tonnes per day on average during the first quarter, 13% above nominal design. Silver mill grade of 204 grams per tonne, on average, and resultant silver recoveries of 72%, on average, impacted silver production.

“Operations were consistent with expectations as the first quarter at Pirquitas is typically a below average quarter due to impacts of the rainy season at site,” said John Smith, President and CEO. “Coming off a strong fourth quarter, operating performance remained consistent while lower grade stockpiles, accessed due to the weather impact, supplemented mined ore feed. We continue to drive operational effectiveness aimed at further improving margins with expected strong performance at Pirquitas for the remainder of 2014, complemented by the integration of Marigold operating results in the second quarter.”

Summary of Mine Operating Statistics

		Q1 2014	Q4 2013	% Change
Total material mined	Kt	4,208	4,277	(1.60)%
Ore milled	Kt	406	420	(3.30)%
Silver mill feed grade	g/t	204	228	(10.50)%
Zinc mill feed grade	%	2.02	2.12	(4.70)%
Silver recovery	%	72.2	73.9	(2.30)%
Zinc recovery (zinc concentrate)%		49	53	(7.50)%
Silver produced	‘000 oz	1,918	2,281	(15.90)%
Zinc produced (zinc concentrate)	‘000 lbs	8,844	10,307	(14.20)%
Silver sold	‘000 oz	1,467	2,499	(41.30)%
Zinc sold (zinc concentrate)	‘000 lbs	10,227	14,208	(28.00)%
Note: Percent changes are calculated using the rounded numbers presented above.

Mine Operations

While lower than the fourth quarter of 2013, Pirquitas operational results were consistent with the first quarter of 2013, reflecting normal seasonal variations. The Pirquitas mine produced 1.9 million ounces of silver during the first quarter of 2014, lower than the 2.2 million ounces produced in the fourth quarter of 2013. The mine also produced 8.8 million pounds of zinc in zinc concentrate in the first quarter. The quarter-on-quarter decline in production reflects an early rainy season that maintained saturated conditions during the quarter. This precluded us from accessing some planned ore locations. To compensate for ore supply, we accessed lower grade material from stockpiles, which affected the head grade. The oxidized nature of this material also reduced the recovery rate. As the weather impact in the first quarter was factored into planning, we reaffirm production guidance for the full year.

During the first quarter, we recognized sales of 1.5 million ounces of silver and 10.2 million pounds of zinc. Silver concentrate sales were below production for the quarter as a function of shipment scheduling. On an annual basis, it is expected that sales will match production.

Approximately 406,000 tonnes of ore were milled during the first quarter of 2014, compared to 420,000 tonnes in the fourth quarter of 2013. Ore was milled at an average rate of 4,514 tonnes per day, 13% above the mill’s nominal design. This compares to an average milling rate of 4,567 tonnes per day in the fourth quarter.

Ore milled during the first quarter contained an average silver grade of 204 g/t, compared to 228 g/t reported in the fourth quarter of 2013. The average recovery rate for silver decreased marginally to 72.2% from 73.9% in the previous quarter, mainly due to more oxidized ore in the mill feed.

First Quarter Earnings Release

Silver Standard plans to issue its first quarter earnings release on Thursday, May 8, 2014 after markets close.

Qualified Person

The scientific and technical data contained in this news release has been reviewed and approved by Andrew W. Sharp, B.Eng., FAusIMM, a Qualified Person under National Instrument 43-101—Standards of Disclosure for Mineral Projects and our Vice President, Technical Services.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, the Marigold mine transaction and other events or conditions that may occur or exist in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks and uncertainties related to: production, development plans and cost estimates for the Pirquitas mine and the Marigold mine; future exploration and development; Mineral Reserves and Mineral Resources estimates and our ability to extract mineralization profitably and replace our Mineral Reserves; our ability to successfully integrate the Marigold mine acquisition; our ability to obtain adequate financing; fluctuations in exchange rates and in spot and forward prices for silver, gold and base metals and certain other commodities; counterparty and market risks related to the sale of our concentrates; political, financial, social, legal or economic developments or changes in any of the countries where we carry on business; compliance with governmental laws and regulations, including health, safety and environmental laws and regulations; title to our mineral properties and the surface rights thereon; competition in the mining industry and our ability to access mining services, properties, equipment, qualified personnel and management; regulatory compliance costs; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; operational safety and security; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.
Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions and we cannot assure you that actual events, performance or results will be consistent with these forward-looking statements. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine. Our forward-looking statements reflect current expectations regarding future events and operating performance and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.